Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

2007-02-19
Your date

Your reference

07021539

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik Sandvik AB Nomination Committee's proposal to the Board prior to the 2007 Annual General Meeting, dated 15 February 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
MAR 08 2007
THOMSON
FINANCIAL

SEC-brev 070108 Tooling US

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik AB Nomination Committee's proposal to the Board prior to the 2007 Annual General Meeting

The Nomination Committee of Sandvik AB proposes the re-election of Hanne de Mora, Georg Ehrnrooth, Sigrun Hjelmquist, Fredrik Lundberg, Egil Myklebust, Anders Nyrén, Lars Pettersson and Clas Åke Hedström, Chairman.

The Nomination Committee comprised Carl-Olof By, Industrivärden, Chairman, Curt Källströmer, SHB Pension Foundation and Funds, Staffan Grefbäck, Alecta Pension Insurance, Marianne Nilsson, Swedbank Robur and Clas Åke Hedström, Sandvik's Board Chairman.

The Nomination Committee's other proposals will be disclosed in the notice of the Annual General Meeting.

The Annual General Meeting in Sandvik AB will be held, Thursday, 26 April 2007, 5:00 p.m., at Jernvallen, Sandviken.

Further information can be obtained from the Nomination Committee's Chairman, Carl-Olof By, +46 (0)8-66 66 400.

Sandviken, 15 February 2007

Sandvik AB; (publ)

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43

END